Confidential treatment of portions of this letter has been requested by Fulton Financial Corporation pursuant to 17 C.F.R. § 200.83. Exhibits I, II, III and IV to this letter, for which confidential treatment has been requested, have been omitted and filed separately with the Securities and Exchange Commission.
(717) 291-2473
July 25, 2008
Mr. Amit Pande
Assistant Chief Accountant
Mail Stop 4561
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Fulton Financial Corporation Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 29, 2008 Form 10-Q for Fiscal Quarter Ended March 31, 2008 File Number 000-10587
Dear Mr. Pande:
Fulton Financial Corporation (the “Company”) submits this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 30, 2008 relating to the above-referenced filings. In this letter, we have recited the comments from the staff in italicized, bold type and have followed each comment with the Company’s response.
1.	We note your disclosure that you hold equity securities of financial institutions with a cost basis of $92.7 million and unrealized losses of $23.6 million as of December 31, 2007. We further note that you recorded an other than temporary impairment charge of $292,000 in 2007 and $3.6 million in the first quarter of 2008 related to some of these equity securities, and that the cost basis and unrealized losses of these securities were $88.2 million and $21.6 million, respectively, at March 31, 2008. Please tell us how you determined the amounts of other-than-temporary impairment charges recorded during the year ended December 31, 2007, and the quarter ended March 31, 2008, and your consideration of the guidance in Staff Accounting Bulletin No. 59, SFAS 115, and FASB Staff Position Nos. FAS 115-1 and FAS 124-1.

Response — The Company has a policy regarding evaluation of other-than-temporary impairment of bank stocks that we believe is consistent with the guidance contained in Staff Accounting Bulletin No. 59, SFAS 115 and FASB Staff Position Nos. FAS 115-1 and FAS 124-1. Our policy provides the following —
Prior to each quarter end a review will be performed of all holdings that exhibit an unrealized loss greater than $50,000 and 20% of cost, regardless of how long that unrealized loss has existed. These thresholds are determined based upon materiality due to cost-benefit analysis of reviewing every single security that may have a decline in value. In addition, holdings that exhibit an unrealized loss greater than $50,000 and greater than 10%, where an unrealized loss has existed on a continuous basis for more than 18 months, will also be reviewed.
In assessing whether a decline in market price is other-than-temporary, it is important to consider the difference between a decline in market price that results from an adverse change in the issuer, as contrasted with a decline that results from a downward movement of the market as a whole, sector rotations or other similar events common to other issuers. Other-than-temporary impairment exists when the decline in price arises in conjunction with specific adverse conditions affecting a particular investment and its near-term prospects, including specific adverse conditions that have developed in the industry or in a geographic area. Additional indicators include the deterioration in the financial condition of the issuer or a reduction or elimination of dividends. Hence, for other-than-temporary impairment to exist, something more than just a decline in market price (below that at which the investment is recorded) has to have occurred. The following factors will be considered in evaluating whether an individual holding has experienced a decline that is other-than-temporary -
•	The length of time and the extent to which the market value has been less than cost.

•	The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer.

•	Our intent and ability to retain the investment security for a period of time sufficient to allow for any anticipated recovery in market value.

•	The performance of the security relative to broader market indices.

•	Recent losses of the issuer, if any.

•	Independent auditors’ report on most recent financial statements.

•	Dividend policy of the issuer at the date of acquisition relative to dividend policy at date of evaluation.

•	Relationship of market prices per share to book value per share at date of acquisition vs. evaluation date.

•	Buy/hold/sell recommendations of investment analysts as well as price targets.
We recorded other-than-temporary impairment charges totaling $292,000 in 2007, attributable to $117,000 on FirstMerit Corp. and $175,000 on FHLMC preferred stock.
During the quarter ended March 31, 2008, we recorded other-than-temporary impairment charges totaling $3.6 million, as detailed in Exhibit I attached.
In your response, please address the following:
•	Provide us with a detail of each of the financial institution equity securities you hold as of December 31, 2007, March 31, 2008 and June 30, 2008 with the attributable cost basis, fair values, unrealized gains/losses, and duration of unrealized loss, as applicable;
Response — The requested security detail is provided as Exhibits II and III. Exhibit II contains the June 30, 2008 security holdings with the historical trading levels. Exhibit III contains the security holdings and pricing as of March 31, 2008 and December 31, 2007. Because our policy specifically addresses impairment levels of 10% and 20%, we have included those thresholds as well. Please note that these schedules present our investments in financial institutions stocks. Also included in the amounts disclosed in our financial statements is $280,000 representing shares of Atlantic Central Bankers Bank which are redeemable at par.
•	How you considered the financial condition and near term prospects of the issuers, and the severity and duration of the unrealized losses in determining that no additional other-than-temporary impairment was required for each period; and
Response — As presented above, our policy specifically addresses holdings that are impaired by greater than 20% of our cost, with an additional level of review for holdings that are impaired by greater than 10% of our cost if the time period exceeds 18 months. The severity and duration of the unrealized loss influences the nature and extent of the analysis described below.
As part of our process, we review information published by bank analysts on expectations for bank stocks in general. For the specific holdings within the scope of review under our policy, we perform an analysis of financial position and core earnings, including profitability and asset quality measures and trends. We review information available from issuer filings and conference calls as well as information published by covering analysts to assess future prospects. In some cases, we hold discussions with the applicable bank analysts. We also consider historical and current trading multiples.

•	How you determined the “reasonable period of time sufficient for a recovery of fair value” with respect to these securities given the current market conditions.
Response — We have believed that a time horizon of up to two years would be a reasonable period of time sufficient for a recovery of fair value, depending on the severity and duration of the unrealized loss. Financial institution stocks began a declining trend in June of 2007 that has continued through the current time. From June of 2007 through December of 2007, this sector declined approximately 20%, generally consistent with the decline we saw in our portfolio. As of early January 2008, reports by financial institution analysts were mixed, with some noting buying opportunities and others taking a “wait and see” approach. Some reports compared the then current market to prior bank stock cycles. For example, a Citigroup Global Markets report analyzed bank stock cycles from 1960 to 2008, indicating that the average decline from peak was 37% with the subsequent 12-month return of 36%. With this view in mind, we concluded that none of our holdings were other-than-temporarily impaired for the year ended December 31, 2007, except for the aforementioned two items.
As of March 31, 2008, bank stock indices were down slightly compared to December 31, 2007. Since we were not seeing signs of improvement, we concluded that certain of our holdings were other-than-temporarily impaired and recorded a charge of $3.6 million. Those holdings identified as other-than-temporarily impaired generally exhibited higher percentages of depreciation from cost.
2.	Please tell us how you have complied with the disclosure requirements of paragraphs 19-22 of SFAS 115 or revise future filings accordingly.
Response — We reviewed the disclosure requirements of paragraphs 19-22 of SFAS 115 and based on the guidance in Regulation S-X 10-01 (a)(5), we concluded that the designated disclosures were not required for our most recent interim filing on Form 10-Q as the details of our investment securities have not changed significantly in amount or composition since the end of the most recently completed year. In addition, we concluded that no material events related to investment securities occurred subsequent to the most recent fiscal year that would have resulted in our consolidated financial statements and notes not being presented fairly. There have been no changes in our accounting principles and practices, or a change in accounting estimates, in relation to our accounting for investment securities which would have warranted any interim financial statement disclosures, in addition to those required by paragraphs 19-22 of SFAS 115.
During the quarter ended June 30, 2008, bank stock indices declined 24% with many analysts becoming more negative. Because of the further declines, and in consultation with our independent auditors, we concluded that an additional other-than-temporary impairment charge of $24.7 million was appropriate, based upon the increasing severity and duration of the unrealized losses and the financial condition and near-term prospects of the applicable issuers. Because of this significance of this item, the above-referenced disclosures will be included in the Form 10-Q for the quarter ended June 30, 2008.
3.	We note your disclosure regarding your intent to purchase student loan auction rate certificates (ARCs) held on behalf of customers of Fulton Financial Advisors, N. A. (FFA), given the failed auctions in the ARC markets and the resulting illiquidity that exists. Please address the following:
•	Tell us further the specific conditions or events that would result in your purchase of these investments from your customers. We note your disclosure that you intend to purchase these investments from time to time based on when each customers’ liquidity need arises;
Response — FFA has communicated to its clients that are holding ARCs in their portfolios that FFA is willing to purchase those ARCs when the client has liquidity needs. The offer is to purchase the ARCs at par, less an amount representing interest differential. The interest differential is calculated as the difference between actual interest credited to the ARC holdings and interest that would have been credited had the funds been invested in a 90-day treasury bill. The purchase of ARCs has or would occur based upon notification from clients that they have liquidity needs or otherwise desire to liquidate their holdings.

•	Describe the methodology and tell us the specific assumptions used in determining the $13 million liability related to your expected purchases of ARCs and the estimated fair values of those ARCs. As necessary, please consider providing us with a copy of the valuation report used in estimating the liability;
Response — We determined that our offer to purchase ARCs from clients constituted a guarantee to be accounted for under FIN 45. We concluded that it was appropriate to value the FIN 45 liability based on the estimated fair value of the ARCs underlying customer accounts. We calculated this liability based on the difference between the estimated current fair value of the ARCs held by customers and the estimated amount at which we would purchase the ARCs from customer accounts.
A summary of this calculation follows —

Total par value	$332,715,000
Estimated purchase discount	(4,889,000)

Estimated purchase price	327,826,000
Estimated fair value	314,626,000

Estimated loss accrual	$13,200,000

The estimated purchase price was based on a spreadsheet model that calculated the difference between the actual earnings on the ARCs compared to the earnings that would have been generated at a T-bill rate. Note that the longer the period the ARCs are held, the greater the discount will be.
To determine the estimated fair value, we hired a third-party valuation specialist to value a representative sample of ARCs held by customers. Specifically, 41 different securities were valued with a total par value of $160,885,000 (48% of the total). The estimated fair value of these was $151,599,000, or 94.2% of par. In order to extrapolate these values to the entire portfolio, we employed the following methodology — (1) For securities totaling $145,945,000, where other securities of the issuers were valued, we based the value on the results of the third party valuation. We noted that the values were very similar for securities of the same issuer. (2) For securities of issuers where none of their issues were valued totaling $16,475,000, we used the 94.2% average rate. (3) Non-student loan ARCs totaling $9,410,000 were valued by our Investment Department based on similar securities in the market.
Exhibit IV attached represents the final valuation report.
•	Tell us the “other available information” you relied upon to support your estimate of this liability and whether this information resulted in an adjustment to the amount determined in the valuation report.
Response — In addition to the valuation report, we considered publicly available information concerning fair value estimates for auction rate securities secured by student loans contained in current and quarterly reports filed by other filers with the Commission, as well as anecdotal information from third party investment professionals. The estimated fair value of the ARCs, and thus the amount of the estimated liability, was determined as described in the preceding response. Our consideration of the “other available information” did not result in an adjustment to the fair value determined in the valuation report. Rather, our consideration of the “other available information” and the range of estimated valuations available from that information were viewed as validating the valuation conclusions.
•	How you determined that the fair value of the ARCs held by FFA customers would be approximately 95% of their par value;
Response — Please refer to the table and supporting explanation above as to how this determination was made.

•	Tell us how you considered the credit quality of the ARC issuer(s) in determining whether to buyback these ARCs; and
Response — The credit quality of the ARCs was not a factor in the decision to purchase ARCs from customer accounts. Management and the Board of Directors determined that it was in the best interest of the Company to provide liquidity to customers. The majority of the ARCs are student loan backed auction rate securities which are supported by government-backed student loans. The credit ratings on approximately 80% of these issues are AAA.
•	Tell us if you have purchased or have formally committed to purchase any of these ARCs from your customers. If so, please tell us the amount of the purchase price, the purchase discount, and the estimated fair value of these ARCs.
Response — Through June 30, 2008, we purchased ARCs with a par value of $132,530,000 from customers at a cost of $130,672,000. The ARCs purchased were recorded at fair value of $125,032,000 on the date of purchase, resulting in a reduction of the established reserve of $5,640,000 (or the difference between purchase price and fair value).
Additionally, please provide us with the disclosure that you intend to include in your Form 10-Q for the period ended June 30, 2008, related to these purchases.
Response — Following is a draft of the disclosure that we expect to include in the “commitments and contingencies” footnote in the June 30, 2008 interim financial statements.
Commitments to Purchase Auction Rate Securities from Customer Accounts
Recent developments in the market for student loan auction rate securities, also known as auction rate certificates (ARCs), resulted in the Corporation recording charges of $13.2 million as a component of operating risk loss on the consolidated statements of income during the second quarter of 2008.
The Corporation’s trust company subsidiary, Fulton Financial Advisors, N.A. (“FFA”), holds ARCs for some of its customers’ accounts. ARCs are one of several types of securities utilized by FFA as short-term investment vehicles for its customers. ARCs are long-term securities structured to allow their sale in periodic auctions, giving the securities some of the characteristics of short-term instruments in normal market conditions. However, in mid-February, 2008, market auctions for ARCs began to fail due to an insufficient number of buyers; these market failures were the first widespread and continuing failures in the over 20-year history of the auction rate securities markets. As a result, although the credit quality of ARCs has not been impacted, ARCs are currently not liquid investments for their holders, including FFA’s customers. It is unclear when liquidity will return to this market.
The Corporation has provided commitments that it would purchase ARCs from customer accounts upon notification from customers that they have liquidity needs or otherwise desire to liquidate their holdings. Specifically, these commitments were in the form of guarantees that the Corporation will purchase customer ARCs at par value less a discount, which would position customers as if they had owned 90-day U.S. Treasury bills instead of ARCs. The estimated fair value of this guarantee was recorded as a liability in accordance with the FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34”, with a corresponding pre-tax charge to earnings. The estimated fair value of the guarantee represents the difference between the fair value of the underlying ARCs, assuming that all ARCs held in customer accounts would be purchased, and their expected purchase price. The Corporation engaged an independent third party to determine the fair value of the ARCs held by customers. See Note I, “Fair Value Measurements” for additional details related to the estimated fair value of the ARCs and the related financial guarantee liability.

As of June 30, 2008, only a portion of the ARCs had been purchased from customer accounts. The following table presents the change in the ARC investment balances held by customers and the related financial guarantee liability recognized on the Corporation’s consolidated balance sheet:

	Three and six months ended
	June 30, 2008
	ARCs Held
	by
	Customers,	Financial
	at Par	Guarantee
	Value	Liability
	(in thousands)
Upon establishment of financial guarantee	$332,715	$(13,200)
Purchases of ARC investments	(132,530)	5,640

Balance at June 30, 2008	$200,185	$(7,560)

During the second quarter of 2008, the Corporation purchased ARCs with a par value of $132.5 from customers at a total cost of $130.6 million. The estimated fair value of the ARCs purchased was approximately $125.1 million. Upon purchase, the Corporation recorded the ARCs as available for sale investment securities at estimated fair value. The financial guarantee liability was reduced by an amount equal to the difference between the purchase price of the ARCs and their estimated fair value, or $5.6 million.
Management believes that the financial guarantee liability recorded as of June 30, 2008 is adequate. Future purchases of ARCs, changes in their estimated fair value or changes in the likelihood of their purchase could require the Corporation to make adjustments to the amount of the liability.
In addition to the “commitments and contingencies” disclosure, we will also include all required Statement 157 disclosures for both the ARCs held by the Corporation and the financial guarantee liability related to ARCs held in customer accounts within our “fair value measurements” footnote.
Based on the methods applied in measuring their fair values, both the ARCs and the financial guarantee liability will be categorized as Level 3 items, measured at fair value on a recurring basis. Therefore, the disclosures related to these items will include the following:
•	The values of both the ARC investments and the financial guarantee liability as of June 30, 2008 in tabular form with all other items measured at fair value on a recurring basis, listed as Level 3 items.

•	A reconciliation of the beginning and ending balances of both the ARCs and the financial guarantee liability, including separate presentation of: changes during the period attributable to realized and unrealized losses; purchases of ARCs from customers; and discount accretion.

•	The total amount of losses included in earnings that were attributable to changes in unrealized gains or losses related to those assets and liabilities still held as of June 30, 2008 and a description of where those unrealized gains or losses are reported in our consolidated statements of income.

•	A description of the valuation techniques used to measure fair value.
Fulton Financial Corporation hereby acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

•	Fulton Financial Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have further questions, please do not hesitate to call myself at 717-291-2473 or Ms. Betsy Chivinski, Corporate Controller, at 717-291-2689.

Very truly yours,
/s/ Charles J. Nugent
Charles J. Nugent
Chief Financial Officer

Exhibits to Fulton Financial Corporation’s Response to
Securities and Exchange Commission Comment Letter dated June 30, 2008

Exhibit I	[omitted]

Exhibit II	[omitted]

Exhibit III	[omitted]

Exhibit IV	[omitted]
Fulton Financial Corporation has requested that the Securities and Exchange Commission afford confidential treatment, pursuant to Rule 83 (17 C.F.R. § 200.83), to all of the following exhibits: Exhibit I; Exhibit II; Exhibit III; and Exhibit IV. Accordingly, these exhibits have been omitted and filed separately with the Securities and Exchange Commission.